UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

January 26, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Net Asset Value Per Share as of December 31, 2025

On January 26, 2026, our board of managers determined that our net asset value (“NAV”) per share is $7.49 as of December 31, 2025. This NAV per share will be effective until updated by us on or about March 31, 2026, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of our Manager or its affiliates at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2025 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2025.

As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Therefore, actual values and results could differ from our Manager’s estimates and that difference could be significant. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares, or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. Our NAV per share will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets.

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective January 28, 2026, the offering price per share is $7.49, our NAV per share as of December 31, 2025.

Distributions

On September 28, 2025, our board of managers authorized a daily cash distribution of $0.0008405479 per common share (the “Distribution”) payable to shareholders of record as of the close of business on each day in the period commencing on December 1, 2025 and ending on December 31, 2025 (the “Distribution Period”). The board of managers expects the Distribution will be paid on or about January 28, 2026.

The Distribution equates to approximately 4.0% of our net asset value (“NAV”) on an annualized basis, assuming a $7.67 per share NAV (the purchase price beginning on December 1, 2025 and ending on December 31, 2025) calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the board of managers may in the future authorize lower distributions or no distributions at all for any given period.

Change to Quarterly Distribution Cadence

Our board of managers has transitioned our distributions from a monthly cadence to a quarterly cadence, effective for distributions declared for periods beginning on or after January 1, 2026. This change is intended to better align the timing of distributions with portfolio-level cash flow, liquidity management, and capital needs as we actively reposition our portfolio, while continuing to seek to make regular distributions to shareholders when and as determined appropriate by our board of managers. The amount, timing and payment of future distributions, if any, will continue to be determined by the board of managers in its sole discretion and will depend on, among other factors, our results of operations, cash flows, liquidity, capital requirements, and other factors deemed relevant by our board of managers. There can be no assurance as to the amount, timing, or payment of any future distributions.

Description of Our Common Shares

The following table sets forth the calculation for our most recently announced NAV per share:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	December 31, 2025	September 30, 2025
ASSETS:
Real estate investments, at fair value	$69,221	$78,397
Real estate debt investments, at fair value	6,374	6,934
Marketable securities, at fair value	—	—
Cash and cash equivalents	11,042	4,619
Interest receivable	946	717
Other assets	31	33
Total assets	$87,614	$90,700

LIABILITIES:
Accounts payable and accrued expenses	$338	$471
Due to related party	93	91
Distributions payable	452	445
Settling subscriptions payable	1,098	1,126
Other liabilities	—	—
Total liabilities	$1,981	$2,133

NET ASSETS
Net assets consist of:
Members’ equity	$68,681	$70,756
Retained earnings	13,199	15,171
Net adjustments to fair value	3,573	2,640
NET ASSETS	$85,633	$88,567
NET ASSET VALUE PER SHARE	$7.49	$7.67

Plan of Operation

As of January 28, 2026, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $383 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $804 million.

The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

Our commercial real estate assets and investments constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: January 28, 2026